1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 11, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 12, 2006

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

RAIL MERGER

Further to the Company’s announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, the Company is pleased to announce that it has on 11th April, 2006 entered into a Confidential Memorandum of Understanding with Government in relation to the Rail Merger with KCRC. The Confidential Memorandum of Understanding records the understanding reached between the Company and Government as to the structure and key terms of the Rail Merger. The Confidential Memorandum of Understanding is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Rail Merger.

The Company confirms that, following the signing of the Confidential Memorandum of Understanding, discussions between the Company, Government and KCRC will continue regarding formal documentation of the Rail Merger. In addition, the Rail Merger is subject to the enactment of the Merger Ordinance by LegCo to implement the Rail Merger and the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). There is no assurance that the Rail Merger will be implemented.

Investors should exercise caution in their dealings in the securities of the Company.

At the request of the Company, trading in shares (stock code 66) in, and listed debt securities (stock code 2524) of, the Company on the Stock Exchange was suspended with effect from 10:32 a.m. on 11th April, 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on 12th April, 2006.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

A. MEMORANDUM OF UNDERSTANDING

Further to the Company’s announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, the Company is pleased to announce that it has on 11th April, 2006 entered into the Confidential Memorandum of Understanding with the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury for and on behalf of Government in relation to the Rail Merger. The Confidential Memorandum of Understanding records the understanding reached between the Company and Government as to the structure and key terms of the Rail Merger. The Confidential Memorandum of Understanding is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Rail Merger. The Company confirms that, following the signing of the Confidential Memorandum of Understanding, discussions between the Company, Government and KCRC will continue regarding formal documentation of the Rail Merger. In addition, the Rail Merger is subject to the enactment of the Merger Ordinance by LegCo to implement the Rail Merger and the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. This announcement is made pursuant to Rule 13.09 of the Listing Rules. The Company will make (a) further announcement(s) at the appropriate time(s). There is no assurance that the Rail Merger will be implemented. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings in the securities of the Company.

B. STRUCTURE AND KEY TERMS OF THE RAIL MERGER

The Confidential Memorandum of Understanding addresses the structure and key terms of the Rail Merger. These are summarised below. However, if the Rail Merger is implemented, there is no assurance that it will be implemented in accordance with the structure and key terms summarised below.

1.	Structure of the Rail Merger

The Company and Government acknowledge that the Rail Merger would involve the following key elements (inter alia):

(a)	the expansion of the Company’s existing franchise under the MTR Ordinance to provide for the right to operate the MTR Railway as well as the KCRC Railway, for an initial period of 50 years from the Appointed Day and which is extendable;

(b)	the grant by KCRC to the Company of a Service Concession to access and use the Concession Assets (being the substantial portion of the KCRC System) to provide the KCRC Services for an initial period of 50 years from the Appointed Day and which is extendable;

(c)	the acquisition by the Company from KCRC of the Purchased Rail Assets;

(d)	the provision by the Company of the KCRC Services to the Required Standards; and

(e)	the acquisition by the Company of a property package (the “Property Package”) involving (inter alia):

(i)	the purchase by the Company of (I) certain property development rights along East Rail, Light Rail, MOSR and the Kowloon Southern Link at the Property Development Sites; (II) certain existing investment properties related to East Rail and Light Rail (on a completely freely assignable basis with no land use restriction) at the Investment Property Sites; (III) KCRC’s rights to manage certain of KCRC’s properties;

(ii)	an incentive scheme in respect of WR property sites (as set out in an agreed list) shall apply to MergeCo; and

(iii)	with respect to the Property Package, the provisions in the existing Operating Agreement in relation to the basis for calculating land premium amounts payable by the Company shall continue to apply to MergeCo under the Integrated Operating Agreement.

2.	Payments by the Company to KCRC

MergeCo will be required to pay to KCRC the following payments:

(a)	Upfront payments: an amount totalling HK$4.25 billion being the upfront fee for the Service Concession and the consideration for the Purchased Rail Assets and a further payment of HK$7.79 billion for the Property Package, in each case payable on the Appointed Day;

(b)	Fixed Annual Payments: a fixed annual payment for the Service Concession of HK$750 million, payable at the end of each year, starting with the year that commences on the Appointed Day; and

(c)	Variable Annual Payments: a variable annual payment for the Service Concession calculated, on an annual basis, as a percentage of revenue generated from the KCRC System for each financial year. The applicable percentage will vary according to the amount of revenue generated from the KCRC System for each financial year as follows: for the first HK$2.5 billion of revenue generated from the KCRC System, the applicable percentage will be 0.0%; for the next HK$2.5 billion, the applicable percentage will be 10.0%; for the next HK$2.5 billion, the applicable percentage will be 15.0%; for revenue generated from the KCRC System above HK$7.5 billion, the applicable percentage will be 35.0%. The Variable Annual Payment will be payable annually in arrears within 60 days after the end of each financial year of MergeCo. No Variable Annual Payment shall be payable in respect of the first 36 months following the Appointed Day.

3.	Other terms of the Rail Merger

The Confidential Memorandum of Understanding addresses the following other key terms of the Rail Merger:

(a)	Payments Relating to Enabling Works:

In relation to an agreed list of property development sites purchased by MergeCo, amounts spent by KCRC in funding the enabling works for those sites and other related costs in an agreed amount in respect of each site (the “Payments Relating to Enabling Works”) shall be recovered from the developers of those sites or MergeCo (where appropriate) and reimbursed by MergeCo in money of the day terms for such payments. In the event that the amount actually received from the developers is different from the relevant Payment Relating to Enabling Works for the relevant site, MergeCo will be responsible for the shortfall, and is entitled to keep any excess actually received. A mechanism dealing with changes to the timing and consequential cost deviations shall be agreed by Government and the Company.

(b)	Land policy related matters:

A mechanism which will enable Government to exercise control in exceptional circumstances on the level of flat production (being the number of flats which MergeCo puts out to tender to developers) arising from tender programmes for railway property development will be introduced. This mechanism is expected to involve (inter alia):

(i)	an annual exercise conducted by Government and MergeCo to discuss and draw up a three-year rolling programme on the level of flat production arising from tenders for railway property development by MergeCo for the three succeeding years (on a financial year basis);

(ii)	the level of flat production arising from tenders for railway property development in each of these three years will be reviewed, before Government’s Application List for Land Sale is finalised and announced in or around February and March each year;

(iii)	the first year of such three-year rolling programme shall be binding on MergeCo;

(iv)	the agreed level of flat production arising from tenders for railway property development may be revised as and when necessary, if agreed by Government and MergeCo; and

(v)	the annual exercise will be initiated by Government in the last quarter of each year for conclusion before the end of the year.

(c)	KCRC’s debts and other obligations:

Following the Rail Merger, KCRC will continue to be responsible for its debts and other financing obligations but, in relation to KCRC’s cross border leases, MergeCo shall co-operate with Government and KCRC in relation to the treatment of KCRC’s cross border leases provided MergeCo receives protection from Government and KCRC in a form satisfactory to it (it being understood that MergeCo shall be in no worse a position as a result of such co-operation). As between MergeCo and KCRC, KCRC shall remain liable in respect of all lease payments under such cross border leases.

(d)	Third party claims:

KCRC shall be responsible for non-project claims made by third parties who are unrelated to MergeCo if the relevant cause of action arose before the Appointed Day and the relevant claim is brought within the first three years following the Appointed Day. MergeCo shall be responsible for all other non-project claims made by third parties.

Subject to the provisions of relevant agreements between KCRC and MergeCo, KCRC shall be responsible for railway project claims made by third parties who are unrelated to MergeCo, in respect of certain agreed projects.

(e)	Construction of KSL:

On the Appointed Day, KCRC shall appoint MergeCo as its agent to complete the construction of KSL upon conditions to be agreed between the Company, KCRC and Government, including (i) an incentive arrangement to encourage MergeCo to complete KSL below an agreed budget and before the planned completion date; and (ii) MergeCo will be responsible for certain costs and cost overruns (e.g. where the relevant cost or cost overrun resulted from a material breach by MergeCo of the terms of its agency or willful default by MergeCo or negligence by MergeCo).

(f)	New projects:

(i)	Natural extensions: In relation to natural extensions of the MTRC Railway, the existing arrangements contained in the existing Operating Agreement, and the commitments given by Government at the time of the Company’s initial public offering, relating to project returns, will be preserved. In relation to natural extensions of the KCRC Railway, Government may adopt the Ownership Approach (i.e. with the operator responsible for the finance, construction and operation of the new railway) or the Concession Approach (i.e. with the operator responsible for the operation of the new railway through a separate service concession arrangement). Under the Ownership Approach, MergeCo would be exclusively invited to submit a proposal to Government. If MergeCo and Government cannot agree on principal terms within a reasonable period, Government may either invite third parties to undertake the project following the Ownership Approach or invite MergeCo to operate the railway through a service concession arrangement. Under the Concession Approach, Government would invite MergeCo to operate the new railway through the Service Concession.

(ii)	New Separate Projects: In relation to New Separate Projects, Government may decide to adopt the Ownership Approach or the Concession Approach. Under the Ownership Approach, Government may decide to invite either MergeCo to submit a proposal, or award the new project through an open tender process. Under the Concession Approach, Government may decide to invite MergeCo and/or third parties to operate the new railway through a service concession arrangement.

(iii)	Additional Concession Payments: Unless otherwise agreed by MergeCo and Government, for each New Separate Project or natural KCR extension that Government invites MergeCo to operate under a service concession arrangement, MergeCo shall operate the new railway in accordance with the following financial terms. Additional Concession Payments are to be determined on the basis of 90% of the discounted Net Cash Flow of the New Project, and are to be reflected in a similar structure as for the existing Service Concession in the form of a fixed annual payment and a variable annual payment.

Government acknowledges that MergeCo shall make a commercial rate of return for a particular project where the Concession Approach is used.

(iv)	Entrustment arrangement: MergeCo shall be entrusted with the design and construction of the new projects which are to be operated by MergeCo through a service concession agreement, subject to Government’s approval and the Company and Government agreeing on a price.

(g)	Corporate governance:

In relation to the corporate governance arrangements for MergeCo:

(i)	the majority of MergeCo’s directors shall be independent non-executive directors;

(ii)	the Nomination Committee shall be composed of seven non-executive directors (including the Chairman of MergeCo and two non-executive directors representing Government) with the majority being independent non-executive directors, and shall be chaired by an independent non-executive director;

(iii)	the Chairman (designate) of MergeCo shall be selected by the Financial Secretary Incorporated and shall become the Chairman of MergeCo upon the Appointed Day;

(iv)	the Chief Executive Officer as at the Appointed Day (“CEO Designate”) of MergeCo shall be selected by the Financial Secretary Incorporated in consultation with the Chairman (designate) of MergeCo;

(v)	the Chief Operating Officer as at the Appointed Day (“COO Designate”) and the Chief Financial Officer as at the Appointed Day (“CFO Designate”) of MergeCo shall be selected by a panel consisting of the Secretary for the Environment, Transport and Works, the Secretary for Financial Services and the Treasury, and the Chairman (designate) and the CEO Designate of MergeCo;

(vi)	the other Executive Directors (designate) shall be selected by the Chairman (designate) and the CEO Designate of MergeCo;

(vii)	Government shall determine the number of additional non-executive directors (if any) to be appointed to the MergeCo board on the Appointed Day; and

(viii)	the Company shall include in the circular for the Extraordinary General Meeting at which the Rail Merger will be considered a list of the proposed board members, the CFO Designate, the COO Designate and other Executive Directors (designate) for MergeCo.

(h)	Interconditionality of documents:

All transaction documents relating to the Rail Merger shall be inter-conditional on each other and on the enactment of the Merger Ordinance, and satisfaction of Stock Exchange approval requirements.

(i)	Service Concession Agreement and law and regulation:

(i)	The SCA is to address the following:

(A)	the requirement for MergeCo to provide the KCRC Services in accordance with the Required Standards and MergeCo being responsible for the daily operations and maintenance of the Concession Assets and decision making on capital expenditure and asset replacement;

(B)	the coterminous relationship between the Service Concession and the franchise;

(C)	that the franchise shall have an initial term of 50 years from the Appointed Day and shall be extendable in accordance with the existing procedures under the MTR Ordinance and the IOA (subject to an increase in the relevant expenditure thresholds to HK$15 billion and the re-settling to zero of the incurred capital expenditure made by the Company up to the Appointed Day); and that, upon an extension of the franchise, MergeCo shall continue to make the Fixed Annual Payments and the Variable Annual Payments;

(D)	the Concession Payments being of a “hell and highwater” nature;

(E)	MergeCo to take the Concession Assets as it finds them (i.e. MergeCo shall be liable for any latent defects in any Concession Asset);

(F)	upon expiry or revocation of the franchise, arrangements for the redelivery of the Concession Assets in a manner that enables KCRC to provide the KCRC Services to the Required Standards;

(G)	arrangements in relation to the ownership and use of Additional Concession Assets and for compensation, for the Additional Concession Assets, payable to MergeCo upon re-delivery of the Concession Assets in accordance with the SCA (being limited to compensation for Additional Concession Assets acquired above an agreed threshold);

(H)	restrictions on certain disposals by MergeCo of Concession Assets (and requirements as to the use of disposal proceeds), on certain acquisitions by MergeCo of Additional Concession Assets and on MergeCo creating security over its rights under the SCA;

(I)	restrictions on disposals and the granting of security by KCRC of, and in relation to, Concession Assets;

(J)	MergeCo’s right to lease Concession Assets to third parties, such as commercial and retail areas, advertising space and telecommunications equipment;

(K)	MergeCo’s right to operate the Concession Assets without interference from KCRC;

(L)	that, in relation to MergeCo’s use of land which is granted to it under the SCA, MergeCo shall have rights that are necessary to provide the KCRC Services;

(M)	KCRC’s right to inspect the Concession Assets in certain circumstances and requirements regarding rectification work;

(N)	consequences for the SCA from, and arrangements in relation to, the suspension or revocation of the franchise;

(O)	the use of a revenue allocation system to apportion fare revenue of the Integrated Railway between the MTRC Railway and the KCRC Railway;

(P)	arrangements in respect of liabilities arising from, or in connection with, the Concession Assets; and

(Q)	KCRC’s right to assign its rights under the SCA.

(ii)	The Merger Ordinance will address the following:

(A)	franchise and regulatory matters, to empower MergeCo to operate the KCRC System and regulate the operation of the KCRC System, and to provide for arrangements in relation to suspension, default, revocation and expiry of the franchise, including arrangements for the access and use of MergeCo Common Assets and KCRC Common Assets in specified circumstances;

(B)	vesting arrangements, in order to vest in MergeCo on the Appointed Day the Purchased Assets and other agreed contracts, and related rights and obligations, and to deal with employee arrangements; and

(C)	enabling and consequential provisions, to facilitate the completion of the Rail Merger in an efficient manner, including provisions to empower KCRC to consummate the proposed transactions under the Rail Merger and effect changes required to implement the set up and role of KCRC on and from the Appointed Day, to deal with land matters and to provide that MergeCo’s right to operate the TSA Buses shall be co-terminous with the franchise as it relates to the KCRC Railway, with the aim that changes to the existing regulatory regime for the Company should be those necessary to facilitate the completion of the Rail Merger in an efficient manner.

(j)	Name of MergeCo:

MergeCo will retain the Company’s existing English name but will change its Chinese name.

C. PARAMETERS SET BY GOVERNMENT

As discussed in the Company’s announcement dated 16th September, 2004, Government set five parameters which were to form the basis of discussions between the Company and KCRC relating to the Rail Merger. The Confidential Memorandum of Understanding addresses the five parameters as summarised below. However, if the Rail Merger is implemented, there is no assurance that it will be implemented as summarised below.

1.	Adoption of a more objective and transparent fare adjustment mechanism

(a)	Direct drive fare adjustment formula

A “direct drive” fare adjustment formula (together with the other provisions described in this section C.1. of this announcement, the “Fare Adjustment Mechanism”, or “FAM”) should be adopted. The FAM would provide that any adjustment to fares should be linked to changes in the Government Composite Consumer Prices Index and changes in the Nominal Wage Index (Transport Sector) published by the Census & Statistics Department of Government, and, starting from the sixth year following the Appointed Day, taking into account a productivity factor.

The Fare Adjustment Mechanism would work as follows:

“Δ fare = 0.5 * Δ CCPI + 0.5 * Δ wage index – t”

where:

“Δ CCPI” means the percentage change in Government Composite Consumer Prices Index;

“Δ wage index” means the percentage change in the Census & Statistics Department Nominal Wage Index (Transport Sector); and

“t” is a productivity factor. “t” will be deemed to be zero in the first five years following the Appointed Day. “t” will have a value of 0.1% starting from the sixth year following the Appointed Day. The value of “t” will be subject to review in the tenth year following the Appointed Day under the agreed review mechanism for the FAM. For the avoidance of doubt, the value of “t” will not be subject to review before then.

(b)	Applicability of the Fare Adjustment Mechanism

The FAM would, from the Appointed Day, apply to fares of all existing and new railway lines on the Integrated Railway (other than the Airport Express Line, the TCC, the Intercity Trains and those new railway lines which are New Separate Projects not intended for the use by daily commuters for domestic travel). Government and the Company shall agree whether the FAM shall apply to the fares of such New Separate Projects on a case by case basis. For the avoidance of doubt, Light Rail and the TSA Buses shall be subject to the application of FAM from the Appointed Day.

For the setting of initial fares for new railway lines, MergeCo shall brief the LegCo Transport Panel and Transport Advisory Committee if the initial fares are consistent with the prevailing MergeCo fare table; and shall consult with the LegCo Transport Panel and Transport Advisory Committee if the fares are inconsistent with the prevailing MergeCo fare table.

For adjustments to fares of the Airport Express Line, MergeCo shall be subject to consultation requirements in accordance with the relevant provisions in the existing Operating Agreement.

The definition of “fares” for the purposes of the FAM shall include monthly passes (excluding promotions) and any “time of day” surcharge and/or discount introduced/removed by MergeCo (such as peak surcharges and non-peak discounts), but exclude any promotional fares.

“Δ fare” shall apply to the basket of fares on the Integrated Railway as set out above. MergeCo can adjust individual fares, within specified bands of rates of adjustment, subject to overall compliance of its fare basket with the FAM.

(c)	Trigger mechanism of fare adjustment

If, in a given year, the FAM adjustment rate is within the range of ±1.5%, there shall be no fare adjustment and the unadjusted percentage shall be rolled over to the next annual fare review.

(d)	Review of fares

Fares subject to the FAM shall be reviewed annually in accordance with the FAM. None of MergeCo’s fares (irrespective of whether or not they are subject to the FAM) shall be adjusted more than once in any given year.

(e)	Implementation of fare adjustment

Within a reasonable period before making a public announcement and informing LegCo of fare adjustments, MergeCo shall provide to Government two independent third party certifications with supporting data that fare adjustments are in compliance with the FAM.

(f)	Review of FAM

The FAM shall be subject to review every five years upon request by either MergeCo or Government.

If MergeCo and Government do not reach agreement on amendments to the FAM within a specified period after commencement of the review, the prevailing FAM shall continue to apply.

2.	Abolition of the second boarding charge and review of the fare structure with the objective of reducing fares

The following fare adjustments will be implemented in respect of the Integrated Railway (other than the Airport Express Line, Light Rail, cross boundary trips to and from Lo Wu and Lok Ma Chau, Intercity Trains and the TCC): (a) removal of the “second boarding charge” of HK$1-7; (b) reduction of all fares by HK$0.20; (c) reduction of fares for all journeys with fares at or above HK$12, by an additional HK$1; (d) for each journey of HK$12 or above, if (a), (b) and (c) when combined result in less than a 10% fare reduction for that journey, there will be a further reduction to achieve a minimum of a 10% fare reduction for that journey; and (e) for each journey between HK$8.50 and HK$11.90 (inclusive), if (a) and (b) when combined result in less than a 5% fare reduction for that journey, there will be a further reduction to achieve a minimum of a 5% fare reduction for that journey.

The fare reductions referred to in (a), (b), (c), (d) and (e) above shall be applicable to Octopus card users on and from the Appointed Day. The fare reductions referred to in (a) above shall apply to single journey ticket users within one year from the Appointed Day. From (and including) the Appointed Day up to (but excluding) the date on which the integrated ticketing system for single journey ticket users is completed, the fare reductions referred to in (c), (d) and (e) above shall apply only to single journey ticket users travelling within a single system provided that each fare reduction resulting from the application of (d) or (e) above shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50. From the date on which the integrated ticketing system for single journey ticket users is completed, the fare reductions set out in (c), (d) and (e) above shall apply for all single journey ticket users provided that each fare reduction resulting from the application of (d) or (e) above shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50. MTRC and Government shall agree on the detailed arrangements for the technical implementation of the fare reductions described above (e.g. arrangements to ensure that the fare for an Octopus card user for a particular journey will not be more than the fare for a single journey ticket user for the same journey).

The Company and Government acknowledge that the above fare reductions will be funded by identified net Rail Merger synergies.

For one year commencing on the Appointed Day, MergeCo shall provide a concessionary fare of HK$2 for the elderly on Sundays and public holidays. MergeCo shall maintain the status quo with respect to student fare discounts by continuing to provide a 50% discount on student fares for the MTRC Railway whilst not offering any discount on student fares for the KCRC Railway.

For the period commencing on the date of the Confidential Memorandum of Understanding and ending on the earlier of: (a) the date that is 24 months after the date of the Confidential Memorandum of Understanding; and (b) the date on which merger negotiations between the parties are terminated, MTRC or MergeCo (as appropriate) shall not increase the fares to which the FAM will or would apply.

3.	Provision of seamless interchange arrangements in the long run

The Company will together with KCRC and Government, agree a programme for ensuring seamless interchange, which shall incorporate the provision of:

(a)	an integrated ticketing system for Octopus card users, to be implemented on the Appointed Day;

(b)	an integrated ticketing system for single journey ticket users, to be implemented within one year of the Appointed Day; and

(c)	a barrier free interchange at Nam Cheong, Mei Foo and Kowloon Tong Stations, to be implemented within one year of the Appointed Day.

4.	Early resolution of interchange arrangements for rail projects under planning, notably the SCL

(a)	Components

The SCL would consist of:

(i)	an extension of the MOSR from Tai Wai to Hung Hom (Component 1); and

(ii)	an extension of the East Rail from Hung Hom to Central (Component 2).

(b)	Treatment of SCL

If, in its absolute discretion, Government decides to implement SCL, SCL shall be treated in the same way as a New Separate Project (see paragraph B.3.(f)(ii) above) except that the invitations referred to therein shall be to MergeCo only.

(c)	Interchange arrangements

Interchange arrangements between SCL and the MergeCo System at relevant stations will be seamless. Interchange passengers will not be required to pay a second boarding charge.

5.	Ensuring job security for frontline staff of both corporations at the time of the Rail Merger

On the Appointed Day, MergeCo will undertake to frontline staff that it will provide job security to all frontline staff. Job security relates to the merger integration process and does not include dismissal of a frontline staff member for cause. On the Appointed Day, all serving staff of the Company will remain with MergeCo and all serving staff of KCRC will be transferred to MergeCo.

D. NEXT STEPS

Liaison committees will be established, consisting of members from Government, the Company and KCRC, which shall discuss material decisions to be taken by KCRC and the financial impact of such decisions. Upon signing of the definitive transaction documents, KCRC will not implement a material decision without the prior agreement of the Company’s members on the relevant liaison committee.

If the discussions between the Company, Government and KCRC are successful, it is expected that the following steps will be taken:

1.	Legislation

A bill for the Merger Ordinance will be presented to LegCo.

2.	Independent Board Committee and Independent Financial Adviser

In accordance with the Listing Rules, the independent board committee established by the Company (consisting only of independent non-executive directors) will advise shareholders as to whether the terms of the Rail Merger are fair and reasonable and whether the Rail Merger is in the interests of the Company and its shareholders as a whole and to advise shareholders how to vote, taking into account the recommendations of the independent financial adviser, which will be appointed by the Company in due course.

3.	Independent shareholders’ approval

As stated in the Company’s announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, any transaction involving Government will be treated as a connected transaction under Chapter 14A of the Listing Rules and as a notifiable transaction subject to Chapter 14 of the Listing Rules. As any Rail Merger will be subject to the approval of independent shareholders of the Company, an extraordinary general meeting of the Company will be convened at which the Rail Merger will be considered.

4.	Transaction documents:

In order to implement the Rail Merger, it is expected that the following agreements would need to be entered into:

(a)	the Service Concession Agreement to document the terms of the Service Concession;

(b)	the Sale and Purchase Agreement to document the terms and conditions of the sale to MergeCo of the Purchased Assets (or any part thereof); and

(c)	the Integrated Operating Agreement to be entered into in relation to the operation of the MergeCo System.

It is expected to take one year or more for the Rail Merger to be completed.

E. GENERAL

The Company has stated previously that if the Rail Merger is implemented on acceptable terms, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity and provide room for fare adjustments.

At the request of the Company, trading in shares (stock code 66) in, and listed debt securities (stock code 2524) of, the Company on the Stock Exchange was suspended with effect from 10:32 a.m. on 11th April, 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on 12th April, 2006.

For the avoidance of doubt, this announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

F. DEFINITIONS

“Additional Concession Asset”	means any asset purchased by MergeCo to maintain, repair, replace or improve the Concession Assets that is capitalised on MergeCo’s balance sheet, to be more particularly defined;

“Additional Concession Payments”	means concession payments in respect of new projects operated by MergeCo under a service concession;

“Appointed Day”	means the day designated pursuant to the Merger Ordinance as the day on which the Rail Merger is completed;

“Concession Assets”	means the assets of the KCRC System to be used by MergeCo to provide the KCRC Services including the assets of the KCRC Railway, the TSA Buses and the assets of the KCRC Related Businesses;

“Concession Payments”	means the fee for the Service Concession and the consideration for the Purchased Rail Assets, which forms part of the upfront payment totalling HK$4.25 billion payable by MergeCo to KCRC on the Appointed Day, the Fixed Annual Payment and the Variable Annual Payment;

“Concession Period”	means a period of 50 years from the Appointed Day, as may be extended pursuant to the IOA and the MTR Ordinance;

“Confidential Memorandum of Understanding”	means the confidential memorandum of understanding entered into on 11th April, 2006 in relation to the Rail Merger;

“ER” or “East Rail”	means the railway line known as East Rail;

“ERE” or “East Rail Tsim Sha Tsui Extension”	means the railway extension known as East Rail Tsim Sha Tsui Extension;

“Fixed Annual Payment”	means the payment described in paragraph B.2.(b) of this announcement;

“Government”	means the Government of the Hong Kong Special Administrative Region;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Initial Concession Assets”	means the Concession Assets as at the Appointed Day;

“Integrated Railway”	means the KCRC Railway and the MTRC Railway;

“Integrated Services”	means the KCRC Services and the MTRC Services;

“Intercity Service”	means the railway service provided through the operation of the Intercity Trains;

“Intercity Trains”	means the intercity passenger and freight rail system from time to time;

“IOA” or “Integrated Operating Agreement”	means the Integrated Operating Agreement expected to be entered into by Government and MergeCo in relation to the operation of the MergeCo System, as amended from time to time;

“Investment Property Sites”	means the commercial accommodation and kindergarten, Royal Ascot (Plaza Ascot); the commercial areas of Pierhead Plaza and the 32 car parking spaces on 1/F, Tuen Mun; the commercial areas, the kindergarten and the 421 car parking spaces of Sun Tuen Mun Centre, Tuen Mun; the commercial areas of Hanford Plaza and the 22 car parking spaces on G/F, Tuen Mun; the 20 residential units and the 20 car parking spaces, Royal Ascot, Shatin; the retail floor, 1/F to 6/F, Citylink Plaza, Shatin; the investment property in KCRC Hung Hom Building, Kowloon; and the 252 residential units and the 60 car parking spaces, Trackside Villas;

“KCRC”	means the Kowloon-Canton Railway Corporation;

“KCRC Common Assets”	means assets that are owned, used, or kept by KCRC (excluding MTRC assets) and that are used both in the provision of the MTRC Services and the provision of the KCRC Services;

“KCRC Ordinance”	means the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong), as amended from time to time;

“KCRC Railway”	means: (a) the “Kowloon-Canton Railway” as defined in the KCRC Ordinance (composed of ER and WR); (b) the Light Rail from time to time; (c) the Intercity Trains; (d) the ERE from time to time; (e) the MOSR from time to time; (f) each of KSL, LMCSL and SCL on the date of its completion and from time to time; and (g) any other railway which is part of the “railways” as defined in the KCRC Ordinance from time to time;

“KCRC Related Businesses”	means KCRC’s businesses related to the KCRC Railway including KCRC’s advertising, telecommunications, duty free, kiosk rental, station trading, car park rental, machine and terminal rental businesses from time to time (but excluding, for the avoidance of doubt, the property development, property investment and property management rights that are part of the Property Package);

“KCRC Services”	means the services provided through the operation of the KCRC System;

“KCRC System”	means: (a) the KCRC Railway from time to time; (b) the TSA Buses; and (c) the KCRC Related Businesses;

“KSL” or “Kowloon Southern Link”	means the Kowloon Southern Link;

“LegCo”	means the Legislative Council of Hong Kong;

“Light Rail”	means the “North-west Railway” as defined in the KCRC Ordinance;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“LMCSL”	means the railway line known as Lok Ma Chau Spur Line;

“MergeCo”	means MTRC on and from the Appointed Day;

“MergeCo Common Assets”	means assets that are owned, used or kept (excluding KCRC assets) by MergeCo and that are used in both the provision of the MTRC Services and the provision of the KCRC Services, to be more particularly defined in the definitive transaction documents;

“MergeCo System”	means the KCRC System and the MTRC Railway from time to time;

“Merger Ordinance”	means the Ordinance expected to be enacted in relation to the Rail Merger;

“MOSR”	means the railway line known as Ma On Shan Rail;

“MTRC” or the “Company”	means MTR Corporation Limited, a company incorporated in Hong Kong under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) with company number 714016, whose registered office is at MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon;

“MTR Ordinance”	means the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong), as amended from time to time;

“MTRC Railway”	means the “railway” as defined in the MTR Ordinance;

“MTRC Services”	means the services provided through the operation of the MTRC Railway;

“Net Cash Flow of the New Project”	means, for the purposes of calculating any Additional Concession Payment, the incremental revenues received as a consequence of operating the new project with that of MergeCo System, minus the incremental operating cost and incremental tax charge and the on-going capital expenditure of the new project;

“New Separate Projects”	means projects that are neither natural extensions of the MTRC Railway or the KCRC Railway;

“Operating Agreement”	means the Operating Agreement dated 30th June, 2000 between the Secretary for Transport (on behalf of Government) and MTRC, as amended from time to time;

“Payments Relating to Enabling Works”	means the payments defined in paragraph B.3.(a) of this announcement;

“Property Development Sites”	means the property development sites at Ho Tung Lau, Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai LRT, Kowloon Southern Link Site C and Kowloon Southern Link Site D;

“Property Package”	means the property interests that MergeCo will purchase and the terms of such purchase, as summarised in paragraph B.1.(e) of this announcement;

“Purchased Assets”	means the Purchased Rail Assets and the Property Package;

“Purchased Rail Assets”	means: (a) certain assets of KCRC as at the Appointed Day that are used by KCRC to provide the KCRC Services as at the Appointed Day (such assets shall be agreed by Government and MTRC in the SPA); and (b) contractual rights of KCRC that are necessary for MergeCo to provide the KCRC Services (to the extent that MergeCo does not obtain the right to do so pursuant to the SCA), including certain stores, spares, equipment and tools;

“Rail Merger”	means the proposed merger of the operations of the Company and KCRC together with the acquisition by the Company from KCRC of the Property Package;

“Required Standards”	means: (a) the safety, performance and other operational standards prescribed in the MTR Ordinance and the IOA for the Integrated Services (other than those to be provided by the TSA Buses) from time to time (but, for the avoidance of doubt, excludes the Customer Service Pledges as defined in the IOA); and (b) the safety, performance and other operational standards prescribed in such other instruments, agreements or other documents (to be agreed by Government and the Company) for the Integrated Services to be provided by the TSA Buses from time to time;

“SCA” or “Service Concession Agreement”	means the service concession agreement to be entered into to document the terms and conditions of the Service Concession;

“SCL”	means the Shatin to Central Link as described in paragraph C.4. of this announcement;

“Service Concession”	means a service concession that KCRC shall grant MergeCo to access and use the Concession Assets to provide the KCRC Services;

“SPA” or “Sale and Purchase Agreement”	means the sale and purchase agreement to be entered into between MergeCo and KCRC which documents the terms and conditions of the sale to MergeCo of the Purchased Assets (or any part thereof);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“TCC”	means the Tung Chung Cable Car, now known as Ngong Ping 360;

“TSA Buses”	means the TSA bus system from time to time;

“Variable Annual Payment”	means the payment described in paragraph B.2.(c) of this announcement; and

“WR” or “West Rail”	means the railway line known as West Rail.

By Order of the Board Leonard Bryan Turk Company Secretary

Hong Kong, 11th April, 2006

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.